ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 4: <u>Arrangements with Trading Centers</u>

a. Are there any formal or informal arrangements (<u>e.g.,</u> mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (<u>e.g.,</u> arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?	⦿ Yes ○ No

If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

As used throughout this Form ATS-N, the following terms have the following meanings:

Buyside Subscriber - an asset management ("buyside") entity including, but not limited to, investment advisors, pension funds, hedge funds, and other investment entities that are not broker-dealers. Buyside Subscribers must complete written subscriber agreements and other required documents to become customers of Kezar Trading, the broker-dealer operator of the Luminex ATS.

Sponsored Buyside Entity - an asset management or other buyside investment entity that is a customer of another broker-dealer and is not a customer of Kezar Trading. Sponsored Buyside Entities can only access the Luminex ATS via an Admitted Broker-Dealer (see below). Sponsored Buyside Entities can only access the Luminex ATS if specifically permitted to do so by Kezar Trading.

Admitted Broker-Dealer - a registered broker-dealer Subscriber that has been approved by Kezar Trading to access the Luminex ATS for the purpose of routing orders and trading interest of investment entities (including Buyside Subscribers and Sponsored Buyside Entities) to the Luminex ATS for handling and execution. Sponsored Access brokers, as defined in Part III Item 2, are also Admitted Broker-Dealers.

| | Participants - includes Buyside Subscribers, Sponsored Buyside Entities, and Admitted Broker-Dealers.

Kezar Trading is the broker-dealer operator of both the Luminex ATS and the LeveL ATS. All Luminex ATS Buyside Subscribers and admitted Transition Management and Outsourced Trading brokers (as defined in Part III Item 2) ~~have the opportunity to elect or "opt in" to~~ can utilize a feature of the Luminex ATS called "LeveLUp" that would allow Kezar Trading, as the broker-dealer operator, to route their ~~Luminex ATS~~firm orders from Kezar Trading to the LeveL ATS upon instruction by that participant. In addition, as described more fully below in Part III Item 7(a), Kezar Trading will "mirror" the participant's Conditional Orders in the LeveL ATS in addition to resting such orders in the Luminex ATS. This LeveLUp order routing arrangement is not reciprocal; the LeveL ATS cannot route orders from its customers to the Luminex ATS. Please see Part III Item 7(a) for a description of the LeveLUp service. Sponsored Buyside Entities and Admitted Broker-Dealers that are not Transition Management or Outsourced Trading brokers are not permitted to utilize the LeveLUp service. Enabled LeveLUp participants may opt out of the Conditional Order "mirroring" feature of LeveLUp through a request via phone or in writing (including electronically) to Luminex ATS Sales.

Kezar Trading does not offer order routing to any other Trading Center besides the LeveL ATS. |
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| b. If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services? | ◉ Yes ○ No |
| If yes, identify the Trading Center and ATS services and provide a summary of the terms and conditions of the arrangement. | As noted in Part II Item 4(a) and described more fully in Part III Item 7(a), Luminex ATS Buyside Subscribers and admitted Transition Management and Outsourced Trading brokers can ~~opt in to~~utilize a feature called LeveLUp that would allow Kezar Trading, the broker-dealer operator, to route their Luminex ATS orders from Kezar Trading to the LeveL ATS. Please see Part III Item 7(a) for a description of the LeveLUp service. Sponsored Buyside Entities and Admitted Broker-Dealers that are not Transition Management or Outsourced Trading brokers are not permitted to utilize the LeveLUp service. Enabled LeveLUp participants may opt out of the Conditional Order "mirroring" feature through a request via phone or in writing (including electronically) to Luminex ATS Sales. |

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (<u>e.g.,</u> algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?	◉ Yes ○ No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.	The only such product or service that Kezar Trading offers System Buyside Subscribers is a user interface (the "Luminex UI"). Kezar Trading also offers the Luminex UI to Transition Management and Outsourced Trading brokers. While virtually all System Subscribers and other Participants use an external OMS, EMS, or order router to send orders and trading interest to the Luminex ATS, the Luminex UI is offered to all Buyside Subscribers and admitted Transition Management and Outsourced Trading brokers. (The Luminex UI is not offered to Sponsored Buyside Entities.). Buyside Subscribers and admitted Transition Management and Outsourced Trading brokers can manage orders and trading interest via the Luminex UI and can also monitor executions in the Luminex ATS via the Luminex UI, even if those orders or trading interest were submitted to the Luminex ATS via an OMS, EMS, or router. While the Luminex UI is made available to all Luminex Buyside Subscribers and admitted Transition Management and Outsourced Trading brokers, not all of them use the Luminex UI. Orders and trading interest for the Luminex ATS cannot be entered via the Luminex UI; however, Luminex UI users who ~~opt in to use~~<u>utilize</u> the Firm's LeveLUp service can route orders previously entered by the UI user into the Luminex ATS to the LeveL ATS via the Luminex UI. Please see Part III Item 7(a). The use of the Luminex UI provides no speed advantage versus other means of order or trading interest management. Trade advertising (symbol only) from the previous trade date ("T-1") is made available to "opt-in" UI users via the Luminex UI on each trade date ("T"). Please see also Part II Item 7(b). In addition, trade advertising (symbol only) from the current trade date (T) is made available via the Luminex UI unless a Buyside Subscriber, Transition Management or Outsourced Trading broker opts out of receiving such advertising. Such users may contact Luminex ATS Sales either via phone or electronically to opt out of this real-time advertising. Sponsored Buyside Entities cannot view this advertising because the Luminex UI is not offered to them, but they may opt out of having their executed trades included in the Luminex trade advertising upon a request to Luminex ATS Sales via the Admitted Broker-Dealer through whom they direct orders or trading interest to the System.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?	◉ Yes ○ No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.	Fidelity offers a routing tool to institutional customers called Fidelity Service Bureau ("FSB"), which is operated by a non-broker-dealer Fidelity entity. Certain System Buyside Subscribers' traders, including but not limited to those of FMR Co., use FSB to route orders and trading interest to the System for handling and execution. As it does with other order entry systems, Kezar Trading pays FSB a monthly fee for connectivity of the Buyside Subscribers and traders that use FSB to access the System. The Firm understands that FSB was not designed specifically for use with the System and can be used to reach other venues or trading destinations in addition to the System. Kezar Trading is not a party to any agreements between Buyside Subscribers and FSB, and users of FSB are not treated any differently in the Luminex ATS than non-users of FSB. Please see Part III Item 5(c).
d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	○ Yes ◉ No
If no, identify and explain any differences.	Kezar Trading is unaware of the terms and conditions of the use of FSB for any particular Buyside Subscriber. Kezar Trading pays the Fidelity unit that provides the FSB service several types of fees on a monthly basis. One monthly fee is based on the rate the Luminex

Buyside Subscriber pays to Kezar Trading per executed share. These types of fees can vary by Buyside Subscriber and are not capped. Another monthly fee is a flat rate per Buyside Subscriber FSB connection to the System. For this fee, after the number of Buyside Subscribers reaches a certain threshold, Fidelity caps the total fee paid by Kezar Trading at a maximum amount per month, regardless of how many additional traders use FSB. Some Buyside Subscribers add FSB costs to the commissions paid to Kezar Trading at their discretion. Kezar Trading does not enter orders or trading interest into the Luminex ATS, via FSB or otherwise.

Item 7: <u>Protection of Confidential Trading Information</u>

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i. written standards controlling employees of the ATS that trade for employees' accounts; and

ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Kezar Trading deems Participant-specific trading interest, order, and trade data to be "Confidential Trading Information" in the context of this question. Pursuant to SEC Rule 301(b)(10) and other regulatory requirements, Kezar Trading has critical physical and logical access controls to reasonably ensure that access to Confidential Trading Information of all Luminex ATS Participants is appropriately restricted to only those who need such access to support the System. The controls and related restrictions apply to Kezar Trading or Kezar Markets employees that support the System (collectively, "Technology and Operations Personnel"). With respect to physical access controls, Kezar Trading offices are locked at all times and are inaccessible to the public at all times. Kezar Trading maintains three offices: its corporate headquarters (the "Main Office") in Boston, Massachusetts which houses certain Kezar Trading management and staff that support the LeveL ATS; a second Boston office (the "Luminex ATS office") which houses certain other Kezar Trading management and staff that support the Luminex ATS; and, an office in Charleston, South Carolina (the "Charleston office") that houses Kezar Markets employees in technical roles, including Technology and Operations Personnel that support both the Luminex ATS and the LeveL ATS.

Access to the Kezar Trading office spaces is permitted for Kezar Trading or Kezar Markets employees and a limited number of building management, building security, and other related staff. While Kezar Trading management may have access to enter any Kezar Trading office, Kezar Trading employees that only support the Luminex ATS do not have access to the Main Office or the Charleston office. Similarly, Kezar Trading employees that only support the LeveL ATS do not have access to the Luminex ATS office where Luminex ATS-supporting employees work. Physical access is controlled via enabled swipe cards, which must be approved by the Kezar Trading Chief Information Security Officer (CISO) or an approved delegate. The Kezar Trading CISO regularly reviews reports to determine who accessed Kezar Trading space to ensure that the documented access to Kezar office space was limited to authorized individuals and also regularly reviews the list of persons authorized to have access to the Firm's office space in order to reasonably ensure that only appropriate persons have access to the Firm's office space. The data center that supports the System is also equipped with multiple levels of security in order to reasonably ensure that access is limited to appropriately authorized individuals. It is important to note that even though a person may have physical access to Kezar Trading office space, access to Confidential Trading Information is strictly controlled through the processes described immediately below.

Kezar Trading uses a privileged access system as an access control with respect to Kezar Trading systems, applications, and accounts and any Confidential Trading Information contained therein. Such information with respect to the Luminex ATS is maintained on separate servers and in separate databases from such information with respect to the LeveL ATS. The privileged access system for the Luminex ATS is managed on the Firm's behalf by its information security vendor, Options-IT (formerly Fixnetix Ltd.). Please see the Form ATS-N for the LeveL ATS for a description of the applicable controls and procedures for that system.

Options-IT enables and disables accounts for applicable Technology and Operations Personnel solely based upon instruction from the Kezar Trading CISO or approved delegate. In addition, even those granted access can only access the information needed to perform their specific job functions. Access and entitlements are generally assigned to particular access groups, and thus access to Confidential Trading Information is limited to those groups that perform support functions that require access to systems that may contain Confidential Trading Information. Please see Part II Item 7(d). Those not in such groups do not have access to Confidential Trading Information. Kezar Trading performs a periodic review of all Technology and Operations Personnel with access to systems containing Confidential Trading Information to ensure that access to systems that may contain Confidential Trading Information is strictly limited to only those Technology and Operations Personnel who need it in order to perform their job functions. As described in Part II Item 6(a), certain Technology and Operations Personnel have access to Confidential Trading Information for both the Luminex ATS and the LeveL ATS. Kezar Trading policy prohibits personnel with access to Confidential Trading Information from sharing such information with personnel not authorized to receive such information and from otherwise using such information for any purpose other than supporting the operations of the Luminex ATS or its compliance with applicable rules and regulations. Specifically, Technology and Operations Personnel as well as Legal and Compliance staff are prohibited from using Confidential Trading Information from the Luminex ATS in any way relating to their support and operations of the LeveL ATS. Kezar Trading policy prohibits Technology and Operations Personnel and Legal and Compliance staff from sharing Luminex ATS Confidential Trading Information with other Kezar Trading personnel or Nasdaq Personnel.

Kezar Trading has engaged its cybersecurity vendor, Options-IT, to perform regular vulnerability scanning and penetration testing assessments as part of the Firm's efforts to appropriately safeguard Participant Confidential Trading Information on the Luminex ATS. Among other protections, the Firm employs firewall and intrusion prevention and detection systems to further protect such Confidential Trading Information.

Kezar Trading also utilizes several data loss prevention measures in an effort to reasonably ensure that Confidential Trading Information is not inappropriately taken from Kezar Trading systems. These measures include the blocking of Kezar Trading or Kezar Markets employee access to on-line file sharing sites (including, but not limited to, Dropbox and other similar sites) and the disabling of write capabilities of USB drives on PCs and laptops so that Confidential Trading Information may not be copied onto portable storage devices. The Kezar Markets CISO may permit the temporary availability of a file sharing site to enable Kezar Trading operations staff to provide a specific Buyside Subscriber or Admitted Broker-Dealer with application-related files, after which the file sharing site is once again blocked from availability. The Firm blocks access to social media sites from web browsers on Firm PCs and laptops, and the Firm also blocks access to internet-based webmail programs. In addition, Kezar Trading captures and monitors all employee electronic communications through Firm accounts to reasonably ensure that employees are not inappropriately transmitting Confidential Trading Information outside of the Firm via email, text message, or other means of Firm-provided electronic communication. Electronic communications via Firm accounts are regularly reviewed by Compliance and management to ensure compliance with Firm policies. Firm employees are regularly trained on appropriate treatment of Confidential Trading Information, and related policies and procedures are also contained in the Firm's Written Supervisory Procedures document, which is required to be read and attested to by all Firm employees twice annually.

In addition, Technology and Operations Personnel are subject to trading restrictions to ensure that such persons' trading activities do not conflict with the interests of System users. Kezar Trading does not have any individual or retail customer accounts, including employee accounts. As such, Kezar Trading employee trading accounts must be opened and maintained at other broker-dealers, upon approval by the Kezar Trading Chief Compliance Officer (CCO). Kezar Trading employees are required to disclose to Compliance all outside brokerage accounts, and duplicate trade confirmations and account statements are required to be provided to Compliance for all Kezar Trading or Kezar Markets employee-related accounts held outside the Firm. Kezar Trading Compliance reviews all employee trade confirmations and account statements received for indications of potential misuse of Confidential Trading Information. Certain trading restrictions, such as Compliance pre-approvals and mandatory hold periods, are in place for less liquid securities (generally, non-large cap securities). Exceptions to these restrictions must be approved in advance by Compliance, and the approval and hold period requirements do not apply to employee accounts which are managed by an advisor (human or automated) that has full investment discretion while the employee has none. Kezar Trading and Kezar Markets employees must also comply with other trading-related Firm policies such as, but not limited to, its Insider Trading policy.

AFFILIATION WITH NASDAQ

Nasdaq owns a minority stake in Kezar Trading's parent company, Kezar Markets. Kezar Trading and Nasdaq each have information barriers, controls and related policies that prohibit the sharing of non-public Confidential Trading Information between Kezar Trading and the Nasdaq Entities (including, for clarity, the sharing of Luminex ATS Participant Confidential Trading Information with any Nasdaq Entity, and the sharing of any non-public trading information of any Nasdaq Securities Exchange with Kezar Trading). Further, Kezar Trading personnel and Nasdaq Personnel are subject to policies and procedures that are designed to preserve the independent governance and operation of the Luminex ATS and the Nasdaq Securities Exchanges.

	The Nasdaq Securities Exchanges and the Luminex ATS utilize wholly separate technology and systems. Nasdaq Personnel do not have access to Luminex ATS systems, and Kezar Trading personnel do not have access to the systems used in the operation of the Nasdaq Securities Exchanges. Kezar Trading does not share any office space with any Nasdaq Entity. Kezar Trading policies and procedures treat Nasdaq Personnel in the same manner as personnel of any unaffiliated third-party. Accordingly, Nasdaq Personnel are restricted from accessing Kezar Trading premises and systems, and from obtaining order, execution and other system data relating to Kezar Trading's ATS operations.
b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	◉ Yes ○ No
If yes, explain how and under what conditions.	While Buyside Subscribers and Admitted Broker-Dealers are able to do so, Kezar Trading is unaware of such consent being sought or given, aside from information provided to entities such as custody banks, prime brokers, or other entities related to clearance and settlement of transactions. Confidential Trading Information is kept confidential (meaning, in this specific case, not disclosed outside the Firm to anyone who is not otherwise supporting the System) up until the time the transaction is cleared and settled, which involves NFS, Kezar Trading's clearing firm for the Luminex ATS, and the other external parties referenced immediately above. For example, on trade date, a Subscriber will submit instructions electronically designating to which subaccount shares purchased or sold through the Subscriber's master trading account should be allocated, designating that specific share amounts from the block execution be settled in specific subaccounts (typically in the name of mutual funds or similar funds on whose behalf the Subscriber is purchasing or selling securities). Depending on the method of clearance and settlement, details of the share purchase or sale will be made available to NFS and to other entities involved in the clearance and settlement of the Subscriber's transaction. Please see Part III Item 22 below. Any other consents to the disclosure of its own Confidential Trading Information must be made in writing, including but not limited to email, to Luminex ATS Sales or other appropriate Kezar Trading employees. Trade Advertising via the Luminex UI On a next day basis (meaning, on the trade date after the previous trade date), Kezar Trading identifies the securities that traded the previous day on the ATS via the Luminex UI. This information is only made available to Luminex UI users who "opt in" to this service. In

this context, "opt-in" means a Luminex UI user who wishes to receive these notifications, which are displayed in the Luminex UI. In exchange for being able to view these notifications in the Luminex UI, an "opt-in" UI user must be willing to allow the securities that they traded in the System to be included in the notifications. For example, if two "opt-in" UI users matched and executed a trade in the System in security "XYZ," then XYZ would be listed in the trade advertisement that is displayed to "opt-in" UI users the following trading day. If an "opt-in" UI user matched and executed a trade in the System with a "non-opt-in" participant in XYZ, then XYZ would not be listed in the trade advertisement that is displayed to "opt-in" UI users the following trading day, unless there was a separate transaction in that same security involving two "opt-in" UI users. The parties associated with any trade in the System are not identified in any of these trade advertisements, nor are the specific terms and conditions of any transaction. The trade advertisements solely list the securities that traded in the System, provided that both parties to the transaction or transactions in that security were "opt-in" UI users. "Opt-in" participation in the trade advertising program is at the broader user level and not at the trader level. This means that if a UI user, whether they be a Buyside Subscriber, Transition Management broker, or Outsourced Trading broker, opts in to trade advertisements, then no trades by any of its traders could be excluded from the trade advertisements if an "opt-in" user was on the other side of that transaction. As noted in Part II, Item 5, trade advertising (symbol only) from the current trade date ("T") is made available to all UI users via the Luminex UI unless a user opts out of receiving such advertising. Relevant users may contact Luminex ATS Sales either via phone or electronically to opt out of this real-time advertising.

As with the next day trade advertising, for a symbol to be advertised via the real-time advertising on T, the System must have had an execution in that symbol on T between two opt-in UI users. If a user opts out of receiving real-time trade advertising, then that user's trades are not included among those which may be subject to real-time trade advertising.

Trade Advertising via Bloomberg

Kezar Trading also advertises the Luminex ATS intraday real-time trading volumes via Bloomberg. Such trade advertising on Bloomberg includes all transactions on the System unless one or both Buyside Subscribers or admitted Transition Management or Outsourced Trading brokers that were parties to the trade have opted out of participating in Luminex trade advertising. These Luminex Subscribers can opt out of participating in Luminex trade advertising by contacting the Luminex ATS Sales team, either via phone or in writing (including electronic, however made). Sponsored Buyside Entities may opt out of having their executed trades included in Luminex trade advertising on Bloomberg upon a request to Luminex ATS Sales via the Admitted Broker-Dealer through whom they direct orders or trading interest to the System.

No identifying or confidential trading information is included in such advertising, which only includes the trading symbol and the quantity of shares crossed on the ATS. The advertised trades are identified as volume of the Luminex ATS ("LMNX") and not of any specific Participant. As noted above, trades will not be included in such trade volume advertising on Bloomberg if that trade included an eligible

	Participant who has opted out of participating in such advertising. Once a trade is executed on the Luminex ATS, a report of that transaction is submitted to the FINRA/Nasdaq Carteret TRF (see Part III Item 21) and is concurrently run through Kezar Trading internal processes to determine if either side of the transaction is not a participant in Luminex trade volume advertising. If so, that transaction is not submitted to Bloomberg for advertising. If not, that transaction is submitted to Bloomberg for advertising.
c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	◉ Yes ○ No
If yes, explain how and under what conditions.	To the extent that a Buyside Subscriber or Admitted Broker-Dealer provides such consent, which as noted in Part II Item 7(b) above must be provided in writing, such consent could similarly be withdrawn, again in writing.
d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.	As noted in Part II Item 7(b) above, certain Technology and Operations Personnel (who also support the LeveL ATS), due to their involvement in operating the Luminex ATS, have the ability to directly access and view open order interest in the Luminex ATS. This includes (i) personnel who support the ATS's network operations, (ii) personnel who support the ATS's software development, and (iii) members of Luminex ATS's operations support desk who provide "customer support" services.

Technology and Operations Personnel involved in operating the Luminex ATS may access both live order information and execution data across all ATS Participants, including the identity of the Participant that submitted an order and the parties to a transaction. Such Technology and Operations Personnel may also support the LeveL ATS, as further discussed at Part II Item 6 above.

Members of Kezar Trading's Compliance and Legal departments that support both the Luminex ATS and the LeveL ATS may review Confidential Trading Information in connection with responding to regulatory inquiries, customer inquiries, addressing compliance issues and other similar issues.

As described in Part II Item 7(a) above, access to systems, servers, and databases that may contain Confidential Trading Information is reviewed on a regular basis to ensure that access is limited to only those who require such access to perform their jobs and is removed promptly when no longer needed. |

Kezar Trading employees that support the Luminex ATS have access to certain real-time Participant information via an internal tool called the Sales Dashboard. As described below, the information available on the Sales Dashboard includes, on a pre-match basis, the Participant and trader who entered an order or trading interest into the System, the price (for limit orders) and size of such order, and the time the order was entered. For all Sales Dashboard users other than the Luminex ATS Operations team, on a pre-match basis the tickers or stock symbols associated with live orders or trading interest in the System are masked in order to protect the confidential nature of such information. Other terms and conditions of the order or trading interest available on the Sales Dashboard include the entered Top Quantity, the entered MinQ and ~~AutoEx~~the Auto Firm Up quantity, if applicable, whether the order or trading interest was to buy, to sell, or sell short, the market capitalization segment of the security (Large Cap, Mid Cap, or Small Cap), which sector the security belongs to (e.g., Healthcare, Utilities, etc.), and various System individual security and aggregate trading statistics. A significant amount of the information available in the Sales Dashboard is not Confidential Trading Information but is instead non-client-specific or non-security-specific System data. Once a match occurs in the System, the real symbol relating to that match becomes available in order to allow the Luminex ATS Sales team to respond to trader inquiries with respect to the match, to contact traders who may have fallen down on a match (See Part III Item 13), and to provide similar post-match trader support functions. The Sales Dashboard also includes post-match information including the executed quantity and execution price for those matches that result in an execution in the System. The Kezar Trading CCO, who supports both the Luminex ATS and the LeveL ATS, has similar access to post-match Participant information in order to respond to regulatory inquiries as necessary. Other Kezar Trading staff that support the Luminex ATS have access to the Sales Dashboard for the purpose of monitoring the overall activity in the System. As described in Part II Item 7(a) above, all Kezar Trading and Kezar Markets employees that support the System are subject to appropriate confidentiality commitments and to restrictive employee trading policies in order to reasonably protect Confidential Trading Information from potential misuse.

ATS-N/UA: Part III: Manner of Operations

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

Firm Orders - In a Firm Order context (see below), a Participant must designate ~~an "auto-execution"~~a quantity associated with each Firm Order entered into the System ~~("AutoEx Quantity")~~. The minimum ~~AutoEx Quantity~~quantity is the System minimum trade size of 5,000 shares. A "Firm Order" is a fully executable order that can execute in full at the entered ~~AutoEx Quantity~~quantity upon a match in the

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (_e.g.,_ how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (_e.g.,_ post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's

System if the contra side order is another Firm Order or if the contra side Participant firms up on a Conditional.

For Firm Orders, Participants may specify a minimum quantity at which they are willing to trade ("MinQ") on an order-by-order basis, which must be equal or greater than 5,000 shares. For Firm Orders, MinQ specifies the minimum ~~AutoEx Quantity~~quantity with which a Participant will interact and does not allow for the aggregation of contra-side orders to satisfy an order's MinQ requirement. For example, an order with a MinQ of 21,000 shares would not interact with three 7,000 share Firm Orders. An order's MinQ cannot exceed the order's ~~AutoEx Quantity~~entered quantity. All unexecuted orders may be cancelled prior to matching (as discussed below) by timely submission to the System of cancellation instructions.

Conditionals - A "Conditional" is a representation of potential trading interest by a Participant in a particular security. The functionality for Conditionals has been made available to all Subscribers but not all Subscribers use the Conditional functionality. Please see also Part III Item 9. Upon a match in the System, an invitation is sent to a Participant that entered a Conditional subject to a match for that Participant to "firm-up" the Conditional with a specific share amount at which the Participant would be willing to trade. Participants who enter Conditionals are presented with the opportunity to trade but not an obligation to do so, as such Participants may either actively decline the invitation or allow the invitation to "time out" following the end of the Negotiation Period as defined herein. The minimum trade size for Conditionals is also 5,000 shares, and there is no maximum quantity, although each order is bound by applicable pre-trade Market Access limits established by Kezar Trading pursuant to SEC Rule 15c3-5 (the "Market Access Rule"). Such limits in this specific case include overall share size limits in relation to a security's average daily volume, total order notional size limits (meaning, the share volume of the order multiplied by the current price of the security), and the notional size of the order in relation to the Participant's overall gross notional limit set by the Firm for each Participant. ~~There is no AutoEx for Conditionals.~~ Participants that enter a Conditional may also enter a MinQ, which specifies the minimum size of a contra-side order with which the Participant would be willing to potentially trade. The MinQ for Conditionals must be greater than 5,000 shares. A Participant who enters a Conditional with a MinQ will not be presented with invitations to trade against contra-side orders with a Top Quantity that is less than the MinQ of the Conditional. If a Participant enters a MinQ on a Conditional and elects to firm-up (as explained below), the Participant must firm-up for at least the MinQ amount. Potential information leakage could occur if a Subscriber enters a Participant with a very large MinQ to probe whether there is an equally large order or Conditional on the contra side to potentially match against. If that large Conditional matches a similarly sized contra side order or Conditional, the Participant entering the Conditional (as described below) could decline a match and thus learn of large trading interest by another Participant without having had to effect a transaction in the System. In order to reasonably prevent such information leakage, the System caps the maximum size for the MinQ for Firm Orders and Conditionals. The maximum MinQ for Luminex UI users is set at 25,000 shares. The maximum MinQ for users who use order routers or trade "electronically" such as via automated algorithm is configurable by the user but cannot exceed the share quantity of the order itself. Any change to the maximum MinQ for Luminex UI users will be disclosed in writing to Participants in advance of such change. For a Conditional, the entire quantity entered by the Participant is conditional, which gives the Participant the option, but not the obligation, rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

to trade following a match of eligible orders or trading interest and the receipt of an invitation to trade. As described more fully below, a Participant who enters a Conditional may still decline an invitation to trade even if the contra side order's Top Quantity exceeds the MinQ of the Conditional.

Participants entering Conditionals may use limit prices, entered either via the Participant's OMS, EMS, or third-party or broker-dealer router or via the Luminex UI after the Conditional has been entered by the Participant on the Luminex ATS. Upon a match, the System will recall the entered limit price and route that limit price with the Participant's firm-up (if any) to the Luminex ATS. Any limit price entered by the Participant via the Luminex UI cannot violate a limit that the Participant entered for that Conditional via its OMS, EMS, or third-party or broker-dealer router.

Order Types - All orders or trading interest entered into the System are pegged, for order matching purposes, to the midpoint of the national best bid or offer ("NBBO") with the reference price calculation excluding (i) any manual quotations that have crossed the market and (ii) the quotations of any automated trading center with respect to which the Firm has declared self-help. A Participant may designate a limit price for each order or Conditional. Orders and Conditionals may only have a time-in-force of Day. All orders are either executed in the System or cancelled.

LeveLUp - Luminex ATS Buyside Subscribers and Transition Management Brokers and Outsourced Trading Brokers ~~can elect or "opt in" to~~are enabled for a service called "LeveLUp" that would allow them to be able to direct that orders (in whole or in part) be routed by Kezar Trading, as broker-dealer operator, from the Luminex ATS to the LeveL ATS. The handling of such routed orders will be governed by the rules and policies of the LeveL ATS once the order is entered into the LeveL ATS. While the LeveL ATS makes all of its features available to all LeveL ATS Subscribers, not all LeveL ATS features will be available to Luminex ATS LeveLUp users. Please see the LeveL ATS Form ATS-N for a full description of all LeveL ATS rules and policies. Enabled LeveLUp participants may opt out of the Conditional Order "mirroring" feature of LeveLUp (see below) through a request via phone or in writing (including electronically) to Luminex ATS Sales. What follows is a description of the features and order parameters of the LeveL ATS that Kezar Trading will offer to eligible Luminex ATS Participants that ~~opt in to~~utilize the LeveLUp feature.

Kezar Trading will offer LeveLUp participants two potential counterparty groups once the opt-in Luminex ATS Participant orders reach the LeveL ATS: "BD/Agency Algo/Smart Order Router" order flow, or that segment as well as external market makers. LeveLUp participants will also be able to request to interact with or not interact with specific LeveL ATS counterparties by submitting requests in writing to the Luminex ATS Sales team. While the LeveL ATS accepts Day, "Good Til Time," and "Immediate or Cancel" orders, Kezar Trading will only support Day orders for LeveLUp during the initial roll-out of the service.

Conditionals or Firm Orders can be used by eligible Luminex ATS Participants as part of the LeveLUp functionality. LeveLUp Participants can set system parameters such that all of their Firm Orders or Conditionals sent to Luminex would be immediately routed in full either as Firm Orders or Conditionals (all orders sent by Kezar Trading as broker-dealer operator to the LeveL ATS are Firm Orders) to the LeveL ATS without interacting with the Luminex ATS, be routed to the LeveL ATS after resting first at Luminex (Conditionals only) for a configurable time period if the order does not receive an execution on the Luminex ATS, or be routed to the LeveL ATS following a partial execution at the Luminex ATS. By default, any Conditionals submitted to Luminex by a LeveLUp participant will be "mirrored" in the LeveL ATS through a simultaneous route by Kezar Trading of an identical Conditional to the LeveL ATS, resulting in Conditionals resting in both the Luminex and LeveL ATSs simultaneously. LeveLUp Conditionals by default will be able to match in the LeveL ATS against Conditionals (including Firm-Up orders) only, but will be configurable to additionally allow the Conditionals to match in the LeveL ATS against Firm Orders at the request (by phone, or in writing, including electronically) of the LeveLUp participant. Upon a match in the LeveL ATS of a Conditional routed by a Luminex LeveLUp participant with an order in the LeveL ATS, the Luminex LeveLUp participant will receive a "pop up" notification in the Luminex UI indicating that they have received a match in the LeveL ATS, with the same invitation and response process as that of matches within the Lumine ATS. If the Luminex LeveLUp participant elects to firm up in response to the invitation to do so, the resulting firm-up order will be routed to the LeveL ATS.

In the event there is a match of a participant's Conditional in both ATSs, the match in the Luminex ATS takes priority and no invitation will be sent with respect to the potential LeveL match. When a LeveLUp Conditional matches one or more contra side orders in the LeveL ATS, the Conditional resting on the LeveL ATS will be cancelled and an invitation will be sent to the LeveLUp participant. In such a circumstance, the Conditional resting on the Luminex ATS will be paused during the negotiation relating to the LeveLUp match. Following the conclusion of the negotiation on the LeveL ATS, the Luminex ATS Conditional could remain as an active order or remain paused, depending upon the configuration instructions for the particular trader. The firmed-up order from the Luminex LeveLUp participant can match against any eligible contra side orders in the LeveL ATS. To avoid the issue of potentially receiving duplicate executions from the same order, LeveLUp participants can enter Firm Orders that will be sent to either the Luminex ATS or to the LeveL ATS (via a route by Kezar Trading) but cannot have a Firm Order routed to both ATSs at the same time.

LeveLUp participants may also select orders for routing to the LeveL ATS on an order-by-order basis, the parameters for which are all determined by the participant on each order. This functionality involves the routing of a Firm Order or Conditional to the LeveL ATS with certain criteria selected by the LeveLUp participant. If the LeveLUp participant chooses to have their Conditionals rest on the Luminex ATS before being routed by Kezar Trading to the LeveL ATS, the participant can set a "LeveLUp Wait Time," which is the amount of time that a Conditional will rest at the Luminex ATS before a Firm Order or Conditional will be sent by Kezar Trading to the LeveL ATS. LeveLUp participants can also set a share amount or a quantity percentage amount of their Firm Order or Conditional to be routed to the LeveL ATS. Kezar Trading will select the lesser of the two quantities if both are selected. LeveLUp participants can select a minimum required quantity for executions of their orders on the LeveL ATS, can set a limit, select a LeveL ATS order type (primary peg, midpoint peg, or market peg), and a "reload after completion" time which is a configurable period of time after an execution on the LeveL ATS before the system will request more shares from the participant's resting Firm Order or Conditional on the Luminex ATS (if any) to be routed to the LeveL ATS. If at least 5,000 shares remain resting at the Luminex ATS relating to an order routed to the LeveL ATS, participants who receive a match on the resting shares at the Luminex ATS will have the ability to firm up for the total unexecuted quantities at both venues relating to that participant's original Firm Order or Conditional. If the leaves quantity on a LeveLUp order following an execution is less than the participant's entered minimum quantity, the participant's minimum quantity will be reduced to match the leaves quantity.

Participants may cancel their LeveLUp orders via their OMS, EMS, or router or via the Luminex UI. Kezar Trading would only cancel the LeveLUp participant's order that had been routed to the LeveL ATS if required to do so, either because the participant wishes to include the shares in a firm-up on the Luminex ATS or if the participant's OMS or EMS requires it. ~~All functionality must be requested by an Authorized Contact at the participant to the Luminex ATS Sales department.~~

Kezar Trading, in its capacity as a broker-dealer and the broker-dealer operator of the Luminex ATS, is the Subscriber to the LeveL ATS for the purposes of LeveLUp and the Luminex ATS participant is not. At the LeveL ATS, LeveLUp orders ~~must~~ can be Firm Orders ~~and not~~or Conditionals. LeveLUp orders intended to rest first on the Luminex ATS must be for 5,000 shares or more, the Luminex ATS minimum order size. (See Part III Item 8 below.) If an eligible participant ~~opts in for~~utilizes this functionality, LeveLUp orders intended to be routed directly through Kezar Trading to the LeveL ATS can be for less than 5,000 shares and must comply with the LeveL order size requirements. If a Luminex ATS participant receives a LeveLUp-related execution in the Luminex ATS which leaves less than 5,000 shares on the participant's order, Kezar Trading can still route that order to the LeveL ATS even though it is for less than the Luminex ATS system minimum. Luminex ATS participants interested in this "clean-up" functionality are required to elect to enable this feature and the Luminex ATS Subscriber's OMS or EMS must be configured to re-send orders or trading interest to the Luminex ATS if the quantity falls below the Luminex ATS minimum order size of 5,000 shares. In addition, so long as a LeveLUp participant has a Conditional of 5,000 shares or more resting on the Luminex ATS in addition to an order routed through to the LeveL ATS, that participant will be able to size up on a match at the Luminex ATS to the total shares represented for that participant in both venues.

This LeveLUp order routing arrangement is not reciprocal; the LeveL ATS cannot route orders from its customers to the Luminex ATS. The use or non-use of LeveLUp itself by any Luminex ATS participant has no impact on the order priority or execution logic within the Luminex ATS. There are certain cases where certain LeveLUp activity could impact related order priority within the Luminex ATS. For example, a Luminex ATS Subscriber may, prior to Kezar Trading sending a Firm LeveLUp order, reduce the quantity of a parent Conditional with the Luminex ATS by the intended quantity of the Firm LeveLUp order via cancel/replace functionality. In that case, the new "replace" Conditional on the Luminex ATS would have a new lower priority rank than the original Conditional. Similarly, if a Subscriber cancels a Firm Order that had been routed by Kezar Trading to the LeveL ATS and cancel/replaces the original Conditional on the Luminex ATS back to its original quantity, that new "replace" Conditional on the Luminex ATS would also have a new lower priority rank than the original Conditional. This rank adjustment occurs with cancel/replace functionality whether the Luminex ATS Participant uses LeveLUp or not. LeveLUp-related execution reports are sent from the LeveL ATS back to Kezar Trading for clearance and settlement pursuant to normal Kezar Trading processes. Participants that are automatically enabled for this LeveLUp Conditional Order "mirroring" function may "opt out" of the feature by contacting Luminex ATS Sales by phone or in writing (including electronically).

Modifications - Firm Orders may be modified while resting on the System via cancel/replace, but not during the Negotiation Period, as defined below. For Conditionals that receive a match, the System allows the Participant to firm up the same shares as, more shares than, or fewer shares than the original Conditional submission at the Participant's option. Participants that use the Luminex UI can only increase the quantity up to the maximum quantity associated with the Conditional. Participants that do not use the Luminex UI and access the System via other means such as third-party or broker-dealer routers are able to respond to invitations up to whatever quantity they have available in the front end that they use, regardless of the original quantity that was entered on the Conditional. The Conditional quantity may only be reduced below the System minimum of 5,000 shares if the LeveLUp participant has opted in to the "clean-up" feature of LeveLUp, as described below, but may not be reduced below 5,000 shares during the Negotiation Period. For these "opt-in" participants, such below-5,000 share modifications will be routed to the LeveL ATS for handling. For all other Luminex ATS Participants, reducing the share quantity to less than the 5,000 share System minimum (or the Participant's selected MinQ) will result in a rejection. In addition, if a Conditional is entered with a limit, that limit price may be modified following a match.

Order Priority - Assuming orders and trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) the higher ~~AutoEx Quantity~~quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3)Top Quantity (between two Conditionals), and (4) time of order entry or entry of the trading interest. Orders or Conditionals that are subject to a cancel/replace lose their priority in the System, with the "replace" being treated as a new order or Conditional for prioritization purposes.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ◯ No

Item 8: <u>Order Sizes</u>

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?	⦿ Yes ○ No
If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.	The System has a minimum order and Conditional size and a minimum trade size of 5,000 shares. The System has no maximum order or Conditional size or maximum trade size. However, the maximum order, Conditional, and trade size may vary by Participant and may vary by security dependent upon the Market Access limits imposed by the Firm as noted in Part III Item 7(a). Similarly situated Participants are subject to similar limits unless a Participant requests more stringent limits than those imposed by the Firm.

As described in Part III Item 7(a), if an eligible Luminex ATS participant ~~opts in to~~<u>utilizes</u> the LeveLUp functionality, LeveLUp orders intended to be routed directly through Kezar Trading to the LeveL ATS can be for less than 5,000 shares and must comply with the LeveL order size requirements. If a LeveLUp participant receives a LeveLUp-related execution in the Luminex ATS which leaves less than 5,000 shares on that participant's order, the System can still route that order to the LeveL ATS even though it is for less than the Luminex ATS system minimum. Eligible Luminex ATS participants interested in this "clean-up" functionality are required to elect to enable this feature and the participant's OMS or EMS must be configured to re-send orders or trading interest to Kezar Trading if the quantity falls below the Luminex ATS minimum order size of 5,000 shares. In addition, so long as a LeveLUp participant has a Conditional of 5,000 shares or more resting on the Luminex ATS in addition to an order routed through to the LeveL ATS, that Luminex ATS participant will be able to size up on a match at the Luminex ATS to the total shares represented for that participant in both venues. |
b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ○ No
c. Does the NMS Stock ATS accept or execute odd-lot orders?	○ Yes ⦿ No
e. Does the NMS Stock ATS accept or execute mixed-lot orders?	⦿ Yes ○ No
If yes, specify any mixed lot order requirements and related handling	While the System is set up by default to allow for the handling of mixed lot orders, Participants can elect to only execute in round lots, so long as executions are for at least the System minimum of 5,000 shares. This election is a Participant-level setting that applies to all of a

procedures (e.g., mixed lot treated the same as round lot).	Participant's traders and their executions. When there is a match of two orders pursuant to the processes described herein, the System will determine whether either side has elected to execute only in round lots. If either side has so elected, the System will take the lower common quantity ~~(either AutoEx or Firm-Up quantity)~~ and will round down to the nearest 100 share lot if necessary. Participants that have made the round lot election may continue to bid in whatever increments they choose, but the execution will be rounded down to the nearest round lot. Any Participant Leaves Handling instructions (meaning, instructions on how the System is to treat the unexecuted or "leaves" portion of the order) are unaffected. (Leaves Instructions can include instruction for the unexecuted portion of the order to be cancelled back to the Participant or that it be automatically reentered into the System as a new order or Conditional.)
f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ◯ No

Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?	◉ Yes ◯ No
If yes, identify and explain the use of the messages, including information contained in messages (_e.g.,_ price or size minimums), how the message is transmitted (_e.g.,_ order management system, smart order router, FIX), when the message is transmitted (_e.g.,_ automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (_e.g.,_ Subscribers, Trading Centers), responses to conditional	Conditionals - A "Conditional" is an indication of trading interest that is not a Firm Order. The minimum trade size for a Conditionals is also 5,000 shares, and there is no maximum quantity, although each order is bound by applicable pre-trade limits established by Kezar Trading pursuant to SEC Rule 15c3-5. ~~There is no AutoEx for Conditionals.~~ Participants that enter a Conditional may also enter a MinQ, which specifies the minimum size of a contra-side order against which the Conditional could potentially trade. The MinQ for Conditionals must be greater than 5,000 shares. A Participant who enters a Conditional with a MinQ will not be presented with invitations to trade against contra-side orders with a Top Quantity that is less than the MinQ of the Conditional. If a Participant enters a MinQ on a Conditional and elects to "firm-up," the Participant must firm-up for at least the MinQ amount. Potential information leakage could occur if a Participant enters a Conditional with a very large MinQ to probe whether there is an equally large order on the contra side to potentially match against. If that large Conditional matches a similarly sized contra-side order, the Participant entering the Conditional (as described below) could decline a match and thus learn of large trading interest by another Participant without having had to effect a transaction in the System. In order to reasonably prevent such information leakage, the System caps the maximum order size for the

18

orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

MinQ for Firm Orders and Conditionals. The maximum MinQ is set at 25,000. Any change to the maximum MinQ will be disclosed in writing to Participants in advance of such change. For a Conditional, the entire quantity entered by the Participant is conditional, which gives the Participant the option, but not the obligation, to trade following a match of eligible orders or trading interest and the receipt of an invitation to trade. As described more fully below, a Participant who enters a Conditional may still decline an invitation to trade even if the contra-side order's Top Quantity exceeds the MinQ of the Conditional.

There are no differences in how Conditionals are entered versus Firm Orders. ~~except for the requirement to enter an AutoEx quantity for a Firm Order, which is not applicable to Conditionals.~~ Conditionals may be submitted via the Participant's OMS or EMS (whether a vendor system or a proprietary OMS or EMS) or via a third party service provider or broker-dealer router. Upon a match with a potential contra-side order (which could be Conditional or Firm Order), an invitation to firm up the Conditional is sent to the Participant who entered the Conditional. The trader who entered the Conditional has the ability to either decline the opportunity to trade, to firm up the Conditional for some quantity limited to the Top Quantity entered with the Conditional, or allow the invitation to expire. To firm up following an invitation to trade, a trader specifies the amount of shares that the trader is willing to trade relating to that specific match. No additional terms or conditions are entered in a firm-up. In addition, no information about the potential contra-side order or trading interest is provided other than the fact that one exists. Potential order and trading interest interaction scenarios are described in the response to Part III Item 11(c) and examples are also outlined in the attachment relating to Part III Item 11(c). If the trader who entered the Conditional elects to firm up and trade, an execution will occur at a price determined by the System and at the lower of the two submitted quantities submitted by both sides to the match. Please see also Part III Item 7. Once firm-up invitations are sent to a trader following a match in the System, the trader has twenty (20) seconds (the "standard" Negotiation Period) to respond to the firm-up invitation, with the exception of end of day order interaction processes described in Part III Item 11(c). In matches between two "electronic" orders where responses are typically automated and not manual, the Negotiation Period (as described more fully in Item 11(c)) is two (2) seconds (the "all-electronic" Negotiation Period). In a match between an electronic order and a manual order, the Negotiation Period is twenty (20) seconds, with the exception of end of day order interaction processes described in Part III Item 11(c).

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

◉ Yes ○ No

Item 11: <u>Trading Services, Facilities and Rules</u>

a. Provide a summary of the structure of the NMS Stock ATS marketplace (<u>e.g.,</u> crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	The Luminex ATS is a crossing system utilized by its Buyside Subscribers, who are large buy-side asset management institutional investors, broker-dealers who enter orders or trading interest on behalf of such Buyside Subscribers, Admitted Broker-Dealers, and Sponsored Buyside Entities. Only such Participants may enter orders or trading interest and execute orders on the System. Participants may enter Firm Orders or Conditionals as defined in Part III Items 7 and 9, at the Participant's option and as permitted by the functionality of the means used by the Participant to enter orders or trading interest into the System. All NMS Stocks are eligible to trade in the System. Assuming orders or trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) the higher AutoEx Quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3) Top Quantity (between two Conditionals), and (4) time of order entry or entry of trading interest.
b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.	Assuming orders or trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) ~~AutoEx Quantity~~<u>the higher quantity</u> (between two Firm Orders), (2) Firm Orders over Conditionals, (3) Top Quantity (between two Conditionals), and (4) time of order entry or entry of trading interest. There are no order type restrictions following a stoppage of trading in a security during regular trading hours. Order Interaction - It is possible for any of the supported order or trading interest types - Firm Orders and Conditionals - to interact with each other, as described more fully in the attached chart. In the scenarios described in the chart, the actions of the buyer who enters a particular order or trading interest type with various characteristics are mapped against the seller who enters a particular order or trading interest type with various characteristics. The scenarios assume both sides are marketable and show what the result would be if the buyer and seller took particular actions. A helpful way to read the chart, for each scenario, is, "Assume the buyer entered an order or trading interest of this type, for this size, at this price, and matched against a seller who entered an order or trading interest of this type, for this size, and at this price. If the buyer and/or seller responded to the match in this way or these ways, here is the expected result." Where at least one side of a match is a Conditional, an invitation to trade is sent to that Participant (a "Firm-Up Request"). Note that "SSR" in the chart refers to short sale restriction. (Please see the Order Interaction during an Exchange Act Rule 201 Short Sale "Circuit Breaker" below.)<u>. In the event the execution price is worse than a Participant's limit price (the Exceeded Limit Price), an execution will</u>

not occur. Please see Part III Item 8(e) above for Mixed Lot Processing.

Auto Execution - Where there are two marketable orders in the same security on opposite sides, the orders will match. Firm Orders that match will execute immediately at the midpoint of the National Best Bid or Offer (NBBO) at the time of the match, with the execution size being the smaller of the two orders' ~~AutoEx Quantities~~quantities ("Auto Execution"). A Firm Order can match and execute against another Firm Order until ~~15:59:59~~the end of regular trading hours.

Negotiation - Firm-Ups - In the absence of an Auto Execution, orders can enter negotiation after matches that include a Conditional. Participants that enter Conditionals and receive a match are sent Firm-Up Requests. For matches that occur in the System up until 15:59:37, Participants that receive invitations to negotiate are given twenty (20) seconds in which to determine whether, and for what quantity, to firm-up (the standard Negotiation Period). Note: for matches between two electronic orders where responses are typically automated, the all-electronic Negotiation Period is two (2) seconds. The Participant(s) will be given the option to firm-up to their Top Quantity, regardless of the contra-side's Top Quantity. A Conditional's Firm-Up Quantity equals the number of shares, if any, of the Conditional s Top Quantity that the Participant elects to make available for execution in response to a Firm-Up Request. As noted, where a Conditional has a MinQ, a Participant may not firm-up for an amount less than the Conditional's MinQ. Upon an invitation to size-up or firm-up, a trader solely enters a share quantity and no other terms or conditions. Once submitted, a Firm-Up Quantity cannot be modified or cancelled. During the Negotiation Period, the Participant's order cannot match with another order. Additionally, neither party may cancel or modify its order once the initial match has occurred and the parties are in negotiation. Any cancellation requests will pend or queue in the System and will be processed once the negotiation has concluded. Execution size is determined upon the ~~earlier of (a) the~~ last required Participant's election to firm-up, if both Participants do firm up. ~~or (b) twenty (20) seconds from the time of the initial match (i.e., the standard Negotiation Period for all trades other than at the very end of the trading day).~~ As noted above, the all-electronic Negotiation Period is two (2) seconds.

The size of the execution will be (1) in the event only one Participant was asked to firm-up, the lesser of that order's Firm-Up Quantity and the ~~AutoEx Quantity~~quantity of the contra-side order and (2) in the event both Participants are asked to firm-up, the smaller of the Firm-Up Quantity elected. Execution price will be the midpoint of the NBBO at the conclusion of the Negotiation Period, when the matched orders will execute. ~~based on a decaying weighted average of the midpoints of the NBBO (based upon the Securities Information Processor ("SIP") feed for such security) observed each second of the Negotiation Period, starting at the time of the initial match, plus the two seconds immediately thereafter, where each midpoint price receives half the weight of the prior midpoint price (the "Derived Price"). The Derived Price will be rounded to the nearest halfpenny, subject to any constraints associated with an order's terms and conditions. In the event the Derived Price is worse than a Participant's limit price (the Exceeded Limit Price), the match between a Firm Order and another Firm Order will be limited to the lesser of the two orders' AutoEx Quantities at the Exceeded Limit Price. If one party to a match had entered a Conditional, or if both parties to a match had entered a Conditional, then an execution would not occur~~

~~in the System if either party's limit price would be breached by the Derived Price of a transaction. See Part III Item 8(e) above for Mixed Lot Processing.~~

Auto Firm-Up - Buyside Subscribers, Transition Management Brokers, and Outsourced Trading Brokers have the ability to enter a quantity in the Luminex UI up to the Top Quantity of an existing order which will instruct the System, upon a match, to automatically firm up that order via this Auto Firm-Up (AFU) feature. In the event of one or more partial fills (executions for less than the Top Quantity), the AFU quantity will be decremented by each execution amount until the remaining order size is less than 5,000 shares, the System minimum order size. At such time, the AFU election will be dropped or disabled. If there is an execution for the full AFU quantity, subsequent matches would operate via the standard (non-AFU) Luminex ATS rules. Orders using AFU are required to have a limit price, either entered via FIX message to the Luminex ATS or entered by the participant manually via the Luminex UI.

Order Interaction during an Exchange Act Rule 201 Short Sale "Circuit Breaker" - When an Exchange declares a short sale "circuit breaker" pursuant to Exchange Act Rule 201, trading centers, with limited exceptions, are prohibited from executing short sales at a price that is equal to or below the national best bid. The "circuit breaker" restrictions generally remain in place on the day the "circuit breaker" is declared and for the entire following trading day. As noted, where both the seller and buyer have entered marketable Firm Orders and match, the System will immediately execute the transaction at the NBBO midpoint, as discussed herein. During a Rule 201 "circuit breaker," if the seller has entered a Firm Order or a Conditional to sell short that matches against a Conditional, the System may execute that order if the ~~Derived Price~~price of the transaction following the Negotiation Period is determined to be above the national best bid, in conformance with SEC Rule 201. If the ~~Derived Price~~price is determined to be at or below the national best bid, there will be no execution. Similarly, in these scenarios, the System will also check the ~~Derived Price~~price against the seller's limit price (if any), and if the ~~Derived Price~~price would violate the seller's limit price, there will be no execution.

End of Session Order Interaction - The order interaction protocols described above apply until 15:59:~~37~~40. Until this time, negotiations (other than for electronic-to-electronic matches) can last for up to twenty (20) seconds~~, and executions occur approximately two seconds following the conclusion of the negotiation. Because the System requires approximately two seconds to effect trades following a negotiation, the~~. The System requires that all negotiations end by ~~15:59:57~~the end of regular trading hours (16:00:00 on regular trading days, or the end of regular trading on any trading day with an early close pursuant to NYSE's holiday schedule as referenced in Part III Item 4). Between 15:59:~~37~~40 and ~~15:59:57~~16:00:00, the System will permit standard Negotiation Periods of less than twenty seconds, the duration of which will be the maximum amount of time remaining in the trading day~~up to 15:59:57~~. The shortest permissible standard Negotiation Period during this window is ~~three~~two (2) seconds. For example, if a match occurs at 15:59:~~40~~43, negotiations may continue for up to seventeen seconds (i.e., the maximum amount of time remaining until ~~15:59:57~~16:00:00). Similarly, if a match occurs at 15:59:~~50~~53, negotiations may continue for up to seven seconds (i.e., the maximum amount of time remaining until ~~15:59:57~~16:00:00). If a match occurs at 15:59:~~54~~58, negotiations may continue for up to ~~three~~two seconds (i.e., the maximum amount of time remaining until ~~15:59:57~~16:00:00). Orders may not enter into a negotiation after 15:59:~~54~~58. Conditionals that do not receive a match by 15:59:~~54~~ 58 or that are received by the System after 15:59:~~54~~ 58 cannot execute before the close of trading. The truncated Negotiation Periods near the close of trading allow Participants the opportunity to execute transactions that might not otherwise be possible if the System only permitted a standard Negotiation Period of twenty seconds. In the event of a shortened trading day, such as a holiday, the same protocols would apply during the last ~~23~~ 20 seconds of the shortened trading day. ~~Orders for all-electronic matches may enter into a negotiation until 15:59:57, or until three (3) seconds to the end of a shortened trading day such as a holiday.~~

Multiple buyers and sellers are not permitted in the same execution, and thus allocation does not apply in this context. Kezar Trading considers the results of its pricing calculation to be price improvement for both buyer and seller given that it is ~~either~~ at the midpoint of the NBBO ~~or at a price derived from a series of NBBO midpoints~~ as described above.

Errors or Accommodations - In the event of a System error, such as an execution at a price based upon outdated or erroneous market data, Kezar Trading would contact the Participant who may have been disadvantaged through the error to ask if the Participant wishes to have its execution priced at the corrected price as determined by the Firm using updated market data. If the Participant states, either orally or in writing, that it wishes to have the corrected execution price, Kezar Trading would adjust the price on that Participant's execution, assuming the money difference in the Firm's Error account. If the disadvantaged Participant determines and notifies the Firm orally or in writing that it does not want the erroneous execution at all, even if adjusted to the correct price, and the contra-side to the execution did not want to bust the trade, then the Firm would assume the Participant position resulting from error and would trade out of that position outside of the ATS by sending an order to its clearing firm for handling and execution. The Firm does not execute any principal orders in the System. The Firm also may, in limited circumstances and in its sole discretion, grant accommodations to Participants due to unusual execution scenarios that impact a Participant but are not the result of a System error. For example, a Subscriber may receive an execution in the System in a mixed lot and may prefer an execution in a round lot. In such a case, if requested by a Subscriber orally or in writing, the Firm may elect to fill the remaining shares that would create a round lot execution for the Subscriber. The Firm would price those remaining shares at the same price as the mixed lot execution in the System, and the Firm would send an order to its clearing firm for handling and execution to cover the shares needed to fill the odd lot portion of the Subscriber order. The Firm maintains separate Error and Facilitation accounts for handling these respective scenarios.

The System time stamps all phases of the order and trading interest life cycle and does so in nanoseconds.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all	⦿ Yes ◯ No

Subscribers and the Broker-Dealer Operator?

Item 16: <u>Routing</u>

a. Can orders and trading interest in the NMS Stock ATS be routed to a destination outside the NMS Stock ATS?

◉ Yes   ◯ No

b. If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?

◉ Yes   ◯ No

If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (<u>e.g.,</u> at the discretion of the Broker-Dealer Operator).

As discussed above (see Part II Item 4 and Part III Item 7), eligible Luminex ATS Participants who ~~opt in to~~utilize the Firm's LeveLUp feature may have orders routed by Kezar Trading to the LeveL ATS but only upon instruction by the Luminex ATS Participant, in the case of Firm Orders. Eligible LeveLUp participants (see Part III Item 7(a) above) will have their Conditional Orders routed to the LeveL ATS via the LeveLUp "mirroring" feature unless the participant contacts Luminex Sales to opt out of this feature. Kezar Trading does not have discretion to route any Luminex ATS Participant order to the LeveL ATS.

Item 17: <u>Closing</u>

a. Are there any differences between how orders and trading interest are treated on the NMS Stock ATS during the close and

◉ Yes   ◯ No

how orders and trading interest are treated during regular trading hours?	
If yes, identify and explain the differences as compared to the information provided in the relevant Part III Items of this form.	End of Session Order Interaction - The order interaction protocols described in Part III Items 10 and 11 above apply until 15:59:~~37~~40. Until this time, standard negotiations can last for up to twenty seconds~~, and executions occur approximately two seconds following the conclusion of the negotiation. Because the System requires approximately two seconds to effect trades following a negotiation, the~~. The System requires that all negotiations end by <u>the end of regular trading hours (16:00:00 on regular trading days, or the end of regular trading on any trading day with an early close pursuant to NYSE's holiday schedule as referenced in Part III Item 4).</u> ~~15:59:57~~. Between 15:59:~~37~~ 40 and ~~15:59:57~~16:00:00, the System will permit standard Negotiation Periods of less than twenty seconds, the duration of which will be the maximum amount of time remaining in the trading day ~~up to 15:59:57~~. The shortest permissible standard Negotiation Period during this window is ~~three~~ two seconds. For example, if a match occurs at 15:59:~~40~~43, negotiations may continue for up to seventeen seconds (i.e., the maximum amount of time remaining until ~~15:59:57~~16:00:00). Similarly, if a match occurs at 15:59:~~50~~53, negotiations may continue for up to seven seconds (i.e., the maximum amount of time remaining until ~~15:59:57~~16:00:00). If a match occurs at 15:59:~~54~~58, negotiations may continue for up to ~~three~~ two seconds (i.e., the maximum amount of time remaining until ~~15:59:57~~16:00:00). Orders may not enter into a negotiation after 15:59:~~54~~58. Conditionals that do not receive a match by 15:59:~~54~~ 58 or that are received by the System after 15:59:~~54~~ 58 cannot execute before the close of trading. The truncated standard Negotiation Periods near the close of trading allow Participants the opportunity to execute transactions that might not otherwise be possible if the System only permitted a standard Negotiation Period of twenty seconds. In the event of a shortened trading day, such as a holiday, the same protocols would apply during the last ~~23~~ 20 seconds of the shortened trading day. ~~Orders for all-electronic matches may enter into a negotiation until 15:59:57, or until three (3) seconds to the end of a shortened trading day such as a holiday.~~
b. Is the treatment of orders and trading interest during the close the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ○ No

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).	Kezar Trading's execution rate for the Luminex ATS ranges from a low of 25 mills ($0.0025) per executed share to a high of ~~160~~ 500 mills ($0.~~016~~05) per executed share. Certain Participants pay commissions in "basis points," ranging from a low of one (1) basis point to a high of five (5) basis points. Each basis point equates to one hundredth of one percent of the notional value of the transaction. Execution rates are negotiated between Kezar Trading and the relevant Participant and may be impacted by a number of factors, including connectivity or integration costs and the type of order flow from the particular Participant (i.e., Participants with more automated or electronic order flow and/or lower connectivity costs may pay a lower rate than Participants with less automated order flow or higher connectivity costs. Depending on the provider, Kezar Trading may "pass through" certain fees that it is charged by certain service bureau routers or OMS and EMS entities. These pass-through fees are fully disclosed to the applicable Participants and typically range from a high of 15 mills ($0.0015) to a low of zero mills per executed share. In certain instances, these vendors may charge Kezar Trading more than 15 mills and thus a pass through fee charged to a Participant that uses that router, OMS, or EMS may exceed 15 mills. In some cases, Participants may elect to pay a rate higher than the base execution rate, and they can also apply additional commission as part of a Commission Sharing Arrangement ("CSA") in conformance with Section 28(e) of the Securities Exchange Act of 1934. This amount above the base commission rate to be attributed to the CSA program is determined solely by the Participant, pursuant to a written agreement with Kezar Trading. The fees paid by Luminex ATS Participants for orders executed via LeveLUp, as described in Part III Item 7(a), will be the same that such Participants pay for executions on the Luminex ATS. Kezar Trading will pay a fee of 5 mills per executed share to the LeveL ATS for facilitating transactions involving orders routed to it via LeveLUp.
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	Not applicable.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Not applicable.